# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Galecto, Inc., CIK 0001800315
CUSIP: 36322Q206
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 11/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001861055

## Reporting persons
- Paragon Therapeutics, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 120,473; shared voting power 0; sole dispositive power 120,473; shared dispositive power 0; aggregate amount beneficially owned 120,473 (7.5% of the class)
  Comment: The securities exclude shares of common stock, par value $0.00001 per share ("Common Stock") issuable upon the conversion of shares of Series C Non-Voting Convertible Preferred Stock, par value $0.00001 per share (the "Series C Preferred Stock") directly held by the Reporting Person. Subject to receiving approval by the Issuer's stockholders of the issuance of shares of Common Stock upon the conversion of Series C Preferred Stock in accordance with Nasdaq rules and the Beneficial Ownership Limitation set by the Reporting Person described below, each share of Series C Preferred Stock will automatically convert into 1,000 shares of Common Stock. Due to the conversion limitations on the Series C Preferred Stock, shares of Common Stock issuable upon the conversion of Series C Preferred Stock, if approved by the Issuer's stockholders, have been excluded from beneficial ownership set forth above. The shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock held by the Reporting Person are subject to a Beneficial Ownership Limitation of 4.99%.
  
  Row 11 is based on 1,597,321 shares of Common Stock outstanding as of December 29, 2025 as reported in the Issuer's definitive proxy statement on Schedule DEF 14A filed with the Securities and Exchange Commission on December 31, 2025.

## Item 1. Issuer
Name of issuer: Galecto, Inc.
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts, 02109

## Item 2. Person Filing
Name of person filing: Paragon Therapeutics, Inc.
Address of principal business office or, if none, residence: 221 Crescent St., Building 23, Suite 105, Waltham, MA 02453
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover page.
Percent of class: See the response to Item 11 on the attached cover page.
Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.
Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.
Sole power to dispose or to direct the disposition: See the response to Item 7 on the attached cover page.
Shared power to dispose or to direct the disposition: See the response to Item 8 on the attached cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Paragon Therapeutics, Inc.: /s/ Keri Lantz, Keri Lantz, Chief Financial Officer (01/12/2026)